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SECURIT 02007923 ISSION

SEC FILE NUMBER 8- 32480

RECEIVED AUG 2 8 2002 165 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BISYS Fund Services Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No. and Street)

Columbus	OH	43219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Groh — 215-648-4814
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name)*

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 1 1 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Groh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISYS Fund Services Limited Partnership, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title


NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 28 2002
WASH. D.C. 165 SECTION

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17A-5 Under The Securities Exchange Act of 1934 and Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17A-5

For The Year Ended June 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors of
BISYS Fund Services Limited Partnership

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' equity and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of BISYS Fund Services Limited Partnership (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at June 30, 2002, and the results of its operations, changes in partners' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 19, 2002

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
As of June 30, 2002

Assets		
Cash	$	4,337,443
Receivables from investment companies		5,340,138
Other receivables		22,129
Receivable from affiliates		5,206,941
Deferred expenses		1,158,258
Investments		3,300
Furniture and equipment, net		4,848
Total assets	$	16,073,057
Liabilities and Partners' Equity		
Liabilities		
Accounts payable and accrued liabilities	$	3,850,084
Total liabilities		3,850,084
Partners' equity		
General partner		8,800,540
Limited partner		3,422,433
Total partners' equity		12,222,973
Total liabilities and partners' equity	$	16,073,057

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Operations
For the Year Ended June 30, 2002

Revenue	
Administrative service fees	$ 73,104,507
Distribution fees	37,597,340
Commission income	833,602
Interest income	63,160
Total revenues	111,598,609
Expense	
Distribution expense	36,009,698
Administrative service fee to affiliates	62,456,020
Intangibles tax	52,972
Other expenses	4,281
Total expenses	98,522,971
Net income before income taxes	13,075,638
Income taxes	4,313,517
Net income	$ 8,762,121

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Partners' Equity
For the Year Ended June 30, 2002

	General Partner	Limited Partner	Total
Balances, June 30, 2001	$ 10,303,132	$ 4,006,774	$ 14,309,906
Net income	6,308,727	2,453,394	8,762,121
Distributions to partners	(7,811,319)	(3,037,735)	(10,849,054)
Balances, June 30, 2002	$ 8,800,540	$ 3,422,433	$ 12,222,973

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities	
Net income	$ 8,762,121
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,152
Changes in assets and liabilities:	
Decrease in investment companies' receivables	1,665,778
Decrease in other receivables	3,905
Decrease in receivable from affiliates	1,075,800
Increase in deferred expenses	(224,735)
Decrease in accounts payable and accrued liabilities	(778,957)
Net cash provided by operating activities	10,508,064
Cash flows from financing activities	
Distributions to partners	(10,849,054)
Net cash used in financing activities	(10,849,054)
Net change in cash	(340,990)
Cash at June 30, 2001	4,678,433
Cash at June 30, 2002	$ 4,337,443

1. Organization

BISYS Fund Services Limited Partnership (the "Partnership") was organized in November 1986, under the laws of the state of Ohio to provide administrative and distribution services for mutual funds ("investment companies"). The Partnership is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

On October 1, 1993, 100% of the general and limited partnership interests were acquired by wholly owned subsidiaries of The BISYS Group, Inc. ("BISYS").

The Partnership serves as fund accountant, administrator, distributor, and principal underwriter to several mutual funds. The Partnership receives administrative, accounting and distribution fees from these funds. These fees are principally determined on the average daily net assets of the funds and are accrued monthly.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Investments
Investments include 3,300 shares of NASD stock. The carrying values of the Partnership's investments approximate their fair values at June 30, 2002.

Furniture and Equipment
The Partnership's furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives, generally of five years. Major renewals, betterments, and replacements are capitalized, while maintenance costs are charged to operations as incurred. Upon sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts, with the resulting gains or losses reflected in income.

Income Taxes
BISYS files a consolidated federal income tax return that includes the Partnership. BISYS apportions income tax expense or benefit among all the companies based on their taxable income or loss and tax credits. No deferred tax provision is recognized as the Company does not have any temporary differences.

Revenue Recognition
Fees for administrative and accounting services are recognized when earned in accordance with the provisions of the management and administration agreements with investment companies. Substantially all of these fees are for services to investment companies for which officers of the Partnership serve as trustees.

Fees for distribution services are recognized when earned on a trade-date basis. The Partnership receives distribution fees in the form of sales charges to investors who purchase shares of investment companies for which officers of the Partnership serve as trustees.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

3. Furniture and Equipment

Furniture and equipment at June 30, 2002 is comprised of the following:

Furniture and equipment	$ 78,277
Accumulated depreciation	(73,429)
Furniture and equipment, net	$ 4,848

Depreciation expense for the year was $4,152.

4. Deferred Expenses

The Partnership defers commission and distribution expenses related to sales of "B" shares of mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge features (the "Plans"). Fees received by the Partnership under the Plans reduce the deferred expense account. If any of the Plans are terminated, amended, or proposed to be amended, the Partnership reserves the right to cease paying commissions and distribution expenses and expects to be reimbursed for the amount by which the payments exceed the collections.

5. Related-Party Transactions

The Partnership provided an affiliate with office space, equipment, personnel and other administrative services, during the year ended June 30, 2002. In exchange for the services provided, the Partnership received administrative service fees of $5,735,653. In addition, the Partnership was provided with similar services from another affiliate for the same period. In exchange for these services received, the Partnership paid administrative service fees of $55,192,590. The administrative service fee would not necessarily be the same if an unrelated party provided services to the Partnership.

Certain expenses are paid by an affiliate of the Partnership. These expenses were allocated to the Partnership based on historical operating ratios and consist of administrative, operating, and other expenses.

The Partnership distributed excess capital of $10,849,054 to the partners during the year ended June 30, 2002.

6. Net Capital Requirements

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At June 30, 2002, the Partnership had net capital of $2,289,241, which was $2,032,569 in excess of its minimum required net capital of $256,672. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2002 was 1.68 to 1.

7. Regulatory Compliance

The Partnership has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (K)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Computation of Net Capital Under SEC Rule 15c3-1
As of June 30, 2002

Total partners' equity from statement of financial condition		$ 12,222,973
Deductions:		
Nonallowable assets:		
Receivable from affiliates	$ 5,206,941	
Deferred expenses	1,158,258	
Unsecured receivables	3,560,385	
Furniture and equipment, net	4,848	
Investments	3,300	9,933,732
Net capital		2,289,241
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		256,672
Excess net capital		$ 2,032,569
Total aggregate indebtedness		$ 3,850,084
Percentage of aggregate indebtedness to net capital		168%

Statement Pursuant to Paragraph(d)(4) of Rule 17a-5

There are no material differences between net capital as shown above and the corresponding net capital computed by the Partnership for inclusion in its unaudited Part II A FOCUS Report filing as of June 30, 2002.

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under SEC 15c3-3 As of June 30, 2002

The Partnership has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (K)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors of
BISYS Fund Services Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of BISYS Fund Services Limited Partnership (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended June 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 19, 2002